UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Taiwan Semiconductor Manufacturing Company Limited

(Name of Issuer)

Common Stock, par value NT$10 per share

(Title of Class of Securities)

874039-10-0

(CUSIP Number)

Annual Reporting Requirement

Date of Event which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)
CUSIP NO. 874039-10-0	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Koninklijke Philips Electronics N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,868,123,138
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,868,123,138
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,868,123,138
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.09%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO/HC

          This Schedule 13G, Amendment No. 1, amends and restates in their entirety Items 2, 4, 6, 7, 8 and 9 of the Schedule 13G of Philips (as herein defined) dated February 3, 1998 (together with this Amendment No. 1, the “Schedule 13G”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Schedule 13G as first filed on February 3, 1998.

ITEM 2.

(a).	Name of Person Filing: Koninklijke Philips Electronics N.V., a limited liability company organized under the laws of The Netherlands.

(b).	Address of Principal Business Office or, if None, Residence: The address of the principal business office of Koninklijke Philips Electronics N.V. (“Philips”) is Breitner Centre, Amstelplein 2, 1070 MX Amsterdam, The Netherlands.

(c).	Citizenship: The Netherlands.

(d).	Title of Class of Securities: Common Stock, par value NT$10 per share.

(e).	CUSIP Number: 874039-10-0.

ITEM 4.	OWNERSHIP.

        The percentage interest in the Issuer deemed pursuant to the Act to be held by Philips presented below is based on 20,266,618,984 shares of common stock outstanding as of September 30, 2003 according to the Form 424(b)(4) filed by the Issuer on November 12, 2003 (the “Outstanding Shares”).

(a)	Amount beneficially owned: Philips beneficially owns 3,868,123,138 shares, comprised of 2,258,806,301 shares held directly by Philips and 1,609,316,837 shares held directly by a wholly-owned subsidiary of Philips, Philips Electronics Industries (Taiwan) Ltd. (“Philips Taiwan”).

(b)	Percent of class: 19.09% of the Outstanding Shares, comprised of approximately 11.15% of the Outstanding Shares held by Philips and approximately 7.94% of the Outstanding Shares held by Philips Taiwan.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 3,868,123,138 shares, comprised of 2,258,806,301 shares held by Philips and 1,609,316,837 shares held by Philips Taiwan.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the disposition of: 3,868,123,138 shares, comprised of 2,258,806,301 shares held by Philips and 1,609,316,837 shares held by Philips Taiwan.

(iv)	Shared power to dispose or to direct the disposition of: 0.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Philips is a parent holding company. Philips Taiwan, a wholly-owned subsidiary of Philips, has the right to receive dividends from and the proceeds from the sale of the approximately 7.94% of the Outstanding Shares that it holds.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY.

        Philips is a parent holding company. Of the Outstanding Shares beneficially owned by Philips as reported in Item 4, 1,609,316,837 shares are held by the subsidiary of Philips listed on Exhibit 1 to this Schedule 13G.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

        In the Schedule 13-G as first filed on February 3, 1998, Philips and Philips Taiwan reported that they were a group in accordance with 13d-1(k). Philips has subsequently determined that it is not deemed to be a member of a group with its wholly-owned subsidiary, Philips Taiwan, within the meaning of Rule 13d-1(k). Philips is hereby giving notice of the dissolution of the group as of the date hereof. All further filings with respect to transactions in the security reported on herein will be filed, if required, by Philips in its individual capacity.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

KONINKLIJKE PHILIPS ELECTRONICS N.V.
By:	/s/ A. WESTERLAKEN

	Name: Title:	A. Westerlaken Corporate Secretary

EXHIBIT INDEX

Exhibit No. 1	Description Subsidiaries Holding the Securities Being Reported on by the Parent Holding Company.